

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 2, 2017

Daniel K. Frierson
Chairman of the Board and Chief Executive Officer
The Dixie Group, Inc.
475 Reed Road
Dalton, Georgia 30720

      Re: **The Dixie Group, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed March 13, 2017
              File No. 0-02585

Dear Mr. Frierson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ William H. Thompson

                           William H. Thompson
                           Branch Chief
                           Office of Consumer Products